Beau Yanoshik

Associate

+1.202.373.6133

beau.yanoshik@morganlewis.com

via EDGAR Correspondence

July 21, 2020

Mr. Mark A. Cowan

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SPDR Series Trust (the “Registrant”); SEC File Nos. 333-57793 and 811-08839; Post-Effective Amendment No. 227 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 227”)

Dear Mr. Cowan:

This letter responds to comments you provided in a telephonic conversation with me on Friday, June 26, 2020, with respect to Amendment No. 227. Amendment No. 227 was filed on May 11, 2020 and included disclosure with respect to the SPDR S&P 500 ESG ETF (the “Fund”), a series of the Registrant, as set forth in the Prospectus and Statement of Additional Information filed as part of Amendment No. 227.

Summaries of the comments with respect to the Fund, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 227. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 227.

Prospectus

1.	Comment: Please confirm whether upon effectiveness the Fund will be operating pursuant to the Registrant’s existing exemptive order or Rule 6c-11 under the 1940 Act.

Response: Upon effectiveness the Fund will operate pursuant to the Registrant’s existing exemptive order.

2.	Comment: Please provide the Fund’s ticker in the 485(b) filing and ensure the ticker code is updated on EDGAR.

Response: The Registrant confirms the Fund’s ticker will be included in the 485(b) filing and the ticker code will be updated on EDGAR.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

3.	Comment: Please confirm the name of the Fund.

Response: The Registrant confirms the name of the Fund is SPDR S&P 500 ESG ETF.

4.

Comment: Please consider revising the Fund’s investment objective as follows below. In particular, please consider (i) replacing the phrase “correspond generally to” to “track;” and (ii) naming the index specifically.

The SPDR [S&P 500 ESG] ETF (the “Fund”) seeks to provide investment results that, before fees and expenses, ~~correspond generally to~~ track the total return performance of ~~an index that provides exposure to securities that meet certain sustainability criteria while maintaining a similar overall industry group weight as the S&P 500 Index~~ the SPDR S&P 500 ESG Index.

Response: The Registrant believes the current investment objective is appropriate. In particular, the Registrant notes that using the phrase “correspond generally” in the Fund’s objective is consistent with the notice related to the exemptive order upon which the Fund will initially rely (Investment Company Act Release No. 27809 (April 30, 2007)). The Registrant further believes that providing a description of the Index in the objective may be more helpful to investors than including the name of the Index. In response to Comment 5 below, the Registrant has revised the Fund’s investment objective as follows:

The SPDR S&P 500 ESG ETF (the “Fund”) seeks to provide investment results that, before fees and expenses, correspond generally to the total return performance of an index that provides exposure to securities that meet certain sustainability criteria (criteria related to environmental, social and governance (“ESG”) factors) while maintaining similar overall industry group weights as the S&P 500 Index.

5.

Comment: Please explain what the term “sustainability” means, as used in both the objective and strategies. If accurate, please clarify that “sustainability criteria” means “environmental, social and governance criteria.”

Response: The Index Provider has confirmed for purposes of the Index that “sustainability criteria” means “criteria related to environmental, social and governance factors.” The disclosure has been updated as appropriate.

6.	Comment: Please provide a completed draft of the Fund’s fee table and example information prior to effectiveness.

Response: The completed fee and example tables are included in Appendix A to this correspondence.

7.	Comment: Please confirm a line item for Acquired Fund Fees and Expenses is not required in the Fund’s fee table.

Response: The Registrant confirms acquired fund fees and expenses are not expected to exceed 0.01% of the Fund’s average net assets during its first year of operation.

8.	Comment: In the introduction to the Example table in the Fund Summary section, please consider revising the second sentence as follows:

The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and ~~then~~ either hold or sell all of your Fund Shares at the end of those periods.

Response: The Registrant notes the current disclosure tracks what is required by Item 3 of Form N-1A and, therefore, believes the current disclosure is appropriate.

9.	Comment: Please provide the Staff with a copy of the index methodology, as well as any other pertinent publications that are specific to the Index’s methodology.

Response: The index methodology was provided on July 15, 2020.

10.	Comment: Please define the term “ESG” in the principal investment strategy or whenever the term is first used.

Response: The term “ESG” has been defined upon its first use in the investment objective as set forth in the Registrant’s response to Comment 4.

11.

Comment: The principal investment strategy states the Fund employs a sampling strategy to track its Index. The Staff believes, however, that the following disclosure, also included in the principal investment strategy, implies the Fund employs a replication strategy. Please reconcile this apparent discrepancy.

Based on its analysis of these factors, SSGA Funds Management, Inc. (“SSGA FM” or the “Adviser”), the investment adviser to the Fund, either may invest the Fund’s assets in a subset of securities in the Index or may invest the Fund’s assets in substantially all of the securities represented in the Index in approximately the same proportions as the Index, as determined by the Adviser to be in the best interest of the Fund in pursuing its objective.

Response: The Registrant confirms the Fund intends to employ a sampling strategy and believes the referenced disclosure is appropriate. The referenced disclosure explains that the Adviser “. . . either may invest the Fund’s assets in a subset of securities in the Index or may invest the Fund’s assets in substantially all of the securities represented in the Index in approximately the same proportions as the Index. . . .” (emphasis added). The Registrant believes that the use of a sampling strategy permits the Fund to invest in a subset of securities in the Index, but does not preclude the Fund from investing in substantially all of the securities represented in the Index in approximately the same proportions as the Index in instances where the Adviser believes doing so is in the best interest of the Fund.

12.	Comment: Please explain why the following 80% test included in the Fund’s principal investment strategy section is based on total assets.

Under normal market conditions, the Fund generally invests substantially all, but at least 80%, of its total assets in the securities comprising the Index.

Response: The use of the term “total assets” with respect to this 80% policy is consistent with the Registrant’s exemptive relief.

13.

Comment: Please include in the principal investment strategy whether the Fund will count derivatives towards meeting the 80% policy referenced in Comment 12. Please confirm the Fund values derivatives for purposes of this policy on a mark-to-market basis.

Response: The Registrant confirms the Fund will not count derivatives towards meeting the 80% policy referenced in Comment 12.

14.

Comment: The principal investment strategy states the Fund “may invest in equity securities that are not included in the Index.” Please confirm whether such securities will have ESG characteristics consistent with the Index constituents.

Response: In instances when the Fund cannot invest in certain Index constituents, the Fund may invest in equity securities that are not included in the Index to gain similar exposure. It is expected that such equity securities would have ESG characteristics consistent with the Index methodology.

In addition, the Fund may hold equity securities that are not included in the Index in connection with an upcoming or recent Index rebalance and only for a limited period of time. As a result, it is possible that following an Index rebalance, the Fund may temporarily hold equity securities immediately after they have been removed from the Index, which may be because those equity securities no longer have ESG characteristics consistent with the Index methodology. Because the Fund’s objective is to seek to provide investment results that correspond to the performance of the Index, the Registrant does not expect these holdings to be significant or held for more than a limited period of time.

15.

Comment: The Staff notes the following disclosure included in the Fund’s principal investment strategy. If the Fund is currently concentrated, please disclose this in the principal investment strategy and include corresponding risk disclosure. Please also delete the word “generally” from the sentence below.

In seeking to track the Index, the Fund’s assets will generally be concentrated in an industry or group of industries to the extent the Index concentrates in a particular industry or group of industries.

Response: The Registrant believes use of the word “generally” is appropriate. Due to the fact that the Fund employs a sampling strategy, there may be instances when the Index is concentrated in an industry or group of industries, but the Fund is not.

The Registrant notes that as of June 30, 2020, a significant portion of the Index is comprised of companies in the technology sector, and that the following sentence will be included in the fourth paragraph under “The Fund’s Principal Investment Strategy,” along with corresponding risk disclosure in response to Items 4 and 9.

As of June 30, 2020, a significant portion of the Index comprised companies in the technology sector, although this may change from time to time.

16.	Comment: Please confirm the inclusion of the word “certain” in the following sentence in the principal investment strategy. The Staff notes this is not included in the Index methodology.

The Index is designed to measure the performance of securities meeting certain sustainability criteria, while maintaining a similar overall industry group weight as the S&P 500 Index.

Response: The Registrant believes the use of the word “certain” is appropriate, as it refers to the sustainability criteria of the Index which may differ from other indexes or sources.

17.	Comment: Please revise the principal investment strategy for plain English to include more information about the sustainability criteria instead of the exclusionary criteria.

Response: Because the exclusionary criteria are a critical part of the Index methodology and for determining which companies meet the sustainability criteria, the Registrant believes the current disclosure is appropriate. The disclosure following the exclusionary criteria has been revised as follows to provide additional detail related to the S&P DJI ESG Scores.

~~Tobacco- and controversial weapons-related involvement is determined by Sustainalytics, a global leader in sustainability research and analysis serving investors and financial institutions around the world.~~ UNGC scores ~~are~~ provided by Arabesque, ~~a global asset management firm, which implements~~ implement quantitative models and data to arrive at a company score based on the normative principles of the UNGC: human rights, labor rights, the environment, and anti-corruption. S&P DJI ESG Scores are assigned by SAM, an ESG scoring business unit of S&P Global Inc. (an affiliate of the Index Provider (defined below)), ~~an international investment specialist affiliated with the Index Provider focused exclusively on sustainable investing,~~ using its Corporate Sustainability Assessment, which is an annual evaluation of ~~companies’~~ a company based on environmental, social and governance factors that SAM determines are financially material to the company, ~~sustainability practices~~ relative to ~~their~~ its industry peer companies as determined by SAM.

18.	Comment: In the principal investment strategy section, please define the term “SAM” and “Index Provider” the first time each term is used.

Response: The disclosure has been revised as appropriate to clarify the references to “SAM” and “Index Provider.” The Registrant notes that “SAM” refers to an ESG scoring business unit of S&P Global Inc. and is not an acronym.

19.

Comment: The principal investment strategy states that after the exclusionary criteria are implemented, the remaining companies are “ranked based on their S&P DJI ESG Score.” Please confirm it is the Index Provider, not the Adviser, who performs this ranking.

Response: The Registrant confirms the Index Provider, not the Adviser, ranks companies based on their S&P DJI ESG Score.

20.	Comment: Please disclose in the principal investment strategy section when the Index is reconstituted.

Response: The disclosure has been revised to state the Index is reconstituted annually.

21.

Comment: Significant market events have occurred as a result of the COVID-19 pandemic. Please consider whether the Fund’s disclosures, including risk disclosures, should be revised based on how these events may affect the Fund and its investments. If the Registrant believes that no additional disclosure is warranted, please explain supplementally why not.

Response: The Registrant believes the current disclosure included in the “Market Risk” discussions in Item 4 and Item 9, together with the “Market Turbulence Resulting from COVID-19” discussion in the SAI, adequately describes the market events associated with COVID-19 and how they may impact the Fund and its investments.

22.	Comment: Please augment the “ESG Investing Risk” to discuss the following:

a.	Disclose risks specifically associated with ESG strategies such as data availability and reporting.

b.	Include any risks associated with third party data providers used by the Index Provider (i.e. that scores can vary across providers and even within industries from the same provider).

c.

Disclose the fact that if the underlying data that the third party providers use is or becomes unreliable, there is a risk that the Fund could invest in companies that are inconsistent with the Fund’s ESG strategies.

d.

Consider a risk factor for “ESG tracking error” type risk (i.e., that ESG scores and other analysis might be incorrect or only take into account one of many ESG-related components of portfolio companies) or explain why it is not appropriate.

e.	As the Index relies on an “exclusion” strategy, please consider disclosing that such an “exclusion strategy” does not guarantee that the Fund does not invest in other “bad” ESG companies.

Response: The Registrant has revised the “ESG Investing Risk” discussion in the “Additional Risk Information” section as follows:

ESG Investing Risk. The Index’s incorporation of environmental, social and/or governance considerations in its methodology may cause the Fund to make different investments than funds that do not incorporate such considerations in their investment strategy or processes. The Index’s incorporation of ESG considerations may affect the Fund’s exposure to certain sectors and/or types of investments, and may adversely impact the Fund’s performance depending on whether such sectors or investments are in or out of favor in the market. In addition, a Fund’s investments in certain companies may be susceptible to various factors that may impact their businesses or operations, including costs associated with government budgetary constraints that impact publicly funded projects and clean energy initiatives, the effects of general economic conditions throughout the world, increased competition from other providers of services, unfavorable tax laws or accounting policies and high leverage. The Index methodology incorporates ~~ESG criteria based on the~~ data and scores provided by third parties, which may be limited or only take into account one or a few of many ESG related components of portfolio companies. In addition, ESG information and scores across third party data providers, indexes and other funds may differ and/or be incomparable. The Fund may invest in companies that do not reflect the beliefs and values of any particular investor.

In addition, the Registrant has added the following sentence to the “Indexing Strategy/Index Tracking Risk” discussion in the “Additional Risk Information” section:

Errors in index data, index computations or the construction of the Index in accordance with its methodology may occur from time to time and may not be identified and corrected by the Index Provider for a period of time or at all, which may have an adverse impact on the Fund and its shareholders.

23.

Comment: The “Counterparty Risk” discussion in the principal risks section mentions reverse repurchase agreements. If reverse repurchase agreements are a principal investment of the Fund, please include them in the principal investment strategy discussion.

Response: The Registrant confirms investments in reverse repurchase agreements are not part of the Fund’s principal investment strategy.

24.

Comment: The principal investment strategy states the Fund may invest in futures contracts. Please clarify in either the principal investment strategy or the “Derivatives Risk” discussion that futures are a type of derivative.

Response: The principal investment strategy has been revised as requested.

25.

Comment: The last sentence in the “Indexing Strategy/Index Tracking Risk” discussion states the Adviser may attempt to replicate the Index by investing in fewer than all of the securities in the Index. Please consider changing the term “may” to “will” in that sentence. In addition, based on the response to comment 11, please consider if the “Indexing Strategy/Index Tracking Risk” discussion should be revised or supplemented.

Response: The Registrant directs the Staff’s attention to its response to comment 11. The Fund generally employs a sampling strategy, but may at times utilize a replication strategy. As a result, the Registrant believes the current disclosure is appropriate.

26.

Comment: The “Non-Diversification Risk” discussion included in the principal risks section states that the Fund is non-diversified. Please also state that the Fund is non-diversified in the principal investment strategy section.

Response: The Registrant confirms the Fund will be diversified for purposes of the 1940 Act and has revised the disclosure accordingly.

27.

Comment: The Staff notes the inclusion of the “Unconstrained Sector Risk” discussion. To the extent the Fund invests a substantial portion of its assets in one or more sectors, please include applicable risk disclosure.

Response: As of June 30, 2020, a significant portion of the Index is comprised of companies in the technology sector. As a result, principal risk disclosure with respect to the technology sector has been added.

28.

Comment: Please consider adding disclosure to the principal risks section discussing the risks associated with investing in a new fund (e.g., higher expenses, the Fund may not grow to an economically viable size, the Fund may cease operations, and investors may have to liquidate or transfer investments at a loss).

Response: The Registrant has added the following to the principal risks section:

New Fund Risk. The Fund is new and there is no assurance that the Fund will grow quickly. When the Fund’s size is small, the Fund may experience low trading volume, which could lead to wider bid/ask spreads. In addition, the Fund may face the risk of being delisted if the Fund does not meet certain conditions of the listing exchange. Any resulting liquidation of the Fund could cause the Fund to incur elevated transaction costs for the Fund and negative tax consequences for its shareholders.

29.	Comment: Please identify supplementally the broad based securities index the Fund intends to use.

Response: The Fund will use the S&P 500 Index as its broad based securities index.

30.	Comment: If applicable, please state that the portfolio managers listed are jointly and primarily responsible for the day-to-day management of the Fund.

Response: The Registrant believes the current disclosure is appropriate and consistent with Item 5 of Form N-1A, which states: “State the name, title, and length of service of the person or persons employed by or associated with the Fund or an investment adviser of the Fund who are primarily responsible for the day-to-day management of the Fund’s portfolio” (emphasis added).

31.

Comment: The Staff notes that the disclosure in the “Additional Strategies Information” section cross-references the Fund Summary for a more complete discussion. Item 9 disclosure should not cross reference to information included in the Fund Summary. The summary should be derived from the more detailed discussion of the principal strategies disclosed in Item 9. Please revise in accordance with the requirements of Item 4 and Item 9. See IM Guidance Update 2014-08, Guidance Regarding Mutual Fund Enhanced Disclosure.

Response: The Registrant believes the Fund’s current Item 4 disclosure provides an adequate and appropriate summary of the Fund’s principal investment strategies and therefore has not revised either the Item 4 or Item 9 disclosure. The Registrant notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9 with respect to the Fund.

32.	Comment: Please confirm the “Additional Strategies Information” section includes disclosure responsive to each applicable item in Item 9(b) of Form N-1A and the related instructions.

Response: The Registrant confirms the applicable items required by Item 9(b) of Form N-1A and the related instructions are included in the Registration Statement.

33.

Comment: The following disclosure included in the “Additional Strategies Information” section appears to be risk disclosure. Please consider moving the disclosure to the “Additional Risk Information” section.

A number of factors may affect the Fund’s ability to achieve a high degree of correlation with its Index, and there can be no guarantee that the Fund will achieve a high degree of correlation. For example, the Fund may not be able to achieve a high degree of correlation with its Index when there are practical difficulties or substantial costs involved in compiling a portfolio of securities to follow the Index, when a security in the Index becomes temporarily illiquid, unavailable or less liquid, or legal restrictions exist that prohibit the Fund from investing in a security in the Index.

Response: The Registrant believes the highlighted disclosure is appropriately placed, as it provides context to the immediately preceding sentence (“The Adviser seeks to track the performance of the Fund’s Index as closely as possible (i.e., obtain a high degree of correlation with the Index).”).

34.

Comment: The Staff notes the last sentence included in the “Borrowing Money” discussion in the “Additional Strategies Information” section. Please revise the disclosure to note that in order for reverse repurchase agreements to not be counted towards the 33 1/3% limit, they must be covered. See Investment Company Act Release No. 10666 (Apr. 18, 1979).

Response: The Registrant notes that the Fund’s investments in reverse repurchase agreements will be fully covered, as stated in the following statement in the “Reverse Repurchase Agreements” discussion in the SAI: “the Fund’s exposure to reverse repurchase agreements will be covered by securities having a value equal to or greater than such commitments.” As a result, the Registrant believes the current disclosure is appropriate.

35.

Comment: The Staff notes the “Futures Contracts Risk; Other Exchange-Traded Derivatives Risk” discussion in the principal risks section in Item 9 discusses “other exchange-traded derivatives.” If other exchange-traded derivatives are principal investments of the Fund, please include disclosure in the principal investment strategy and principal risk sections in Item 4.

Response: The Registrant confirms the Fund will not invest in exchange-traded derivatives other than futures as part of its principal investment strategy.

36.	Comment: The Staff notes that “Leveraging Risk” is included as a principal risk in Item 9, but not in Item 4. Please either delete from Item 9 or add a corresponding discussion to Item 4.

Response: The discussion of “Leveraging Risk” under Item 9 is intended to supplement and enhance the summary Item 4 “Derivatives Risk” discussion. As a result, the Registrant believes the current disclosure is appropriate.

37.

Comment: The Staff notes the inclusion of a “Non-Principal Strategies” and “Non-Principal Risks” sub-section in the “Additional Strategies Information” and “Additional Risk Information” sections, respectively. The Staff encourages funds to disclose non-principal risks (and non-principal investment strategies) in a fund’s statement of additional information rather than in the fund’s prospectus. The Staff believes that including this disclosure in the prospectus may overwhelm other important information. See ADI 2019-08 - Improving Principal Risks Disclosure.

Response: The Registrant believes the non-principal investment strategies and non-principal risks included in the prospectus are appropriate, clearly marked as non-principal, and do not overwhelm other information included in the prospectus. In addition, the Registrant notes that the Fund uses a summary prospectus and believes that individuals that review the statutory prospectus are looking for additional information with respect to the Fund.

Statement of Additional Information

38.

Comment: The Staff notes the sentence below, included in the “Concentration” discussion in the “Investment Policies” section of the SAI. Please consider using this disclosure in the Prospectus, where appropriate.

The Fund will concentrate its investments in securities of issuers in the same industry as may be necessary to approximate the composition of the Fund’s underlying Index.

Response: The Registrant believes the following disclosure currently included in the Fund’s principal investment strategy section in the Prospectus adequately covers the same concept:

In seeking to track the Index, the Fund’s assets will generally be concentrated in an industry or group of industries to the extent that the Index concentrates in a particular industry or group of industries.

39.

Comment: The Staff notes the inclusion of the following sentence in the “Investment Restrictions” section of the SAI. To avoid confusion, please delete the term “borrowings” because most borrowings cannot be covered.

The 1940 Act generally prohibits funds from issuing senior securities, although it does not treat certain transactions as senior securities, such as certain borrowings, short sales, reverse repurchase agreements, firm commitment agreements and standby commitments, with appropriate earmarking or segregation of assets to cover such obligation.

Response: The Registrant believes the current disclosure is appropriate. The Fund’s borrowings will be subject to the asset coverage requirements of Section 18(f) of the 1940 Act.

40.

Comment: Please revise the “Proxy Voting Policies” discussion to include disclosure related to how the Fund will address relevant ESG proxy issues or, alternatively, explain why this is not appropriate.

Response: As noted in the “Proxy Voting Policies” discussion in the SAI, the responsibility to vote proxies for the Fund has been delegated to the Adviser. The Adviser’s proxy voting policy is attached at the end of the SAI and includes, among other things, the Adviser’s proxy voting and engagement guidelines for environmental and social issues, as well as the Adviser’s proxy voting and engagement philosophy with respect to corporate governance and sustainability issues. Per Instruction 1 to Item 17(f), “a fund may satisfy the requirement to provide a description of the policies and procedures that it uses to determine how to vote proxies relating to portfolio securities by including a copy of the policies and procedures themselves.” Because the Adviser’s proxy voting policy is attached to the SAI, the Registrant does not believe further disclosure is required.

Part C

41.

Comment: The Staff notes that the advisory agreement and fee waiver agreement with respect to the Fund have not been included in the Part C. Please confirm these will be filed in a future amendment. In addition, please file the licensing agreement with the index provider, as the Staff considers this agreement to be material.

Response: The Registrant confirms the advisory agreement will be included in a future amendment. The Fund has not entered into a fee waiver agreement and, accordingly, will not file such an agreement as an exhibit. In addition, the Registrant does not believe the license agreement between the Adviser and the index provider is required to be filed because the Registrant and Fund are not parties to the license agreement and, therefore, has not filed the license agreement as an exhibit to the registration statement.

42.

Comment: On the signature page of the Part C, Mr. Rosenberg’s title is listed as “Treasurer and Principal Financial Officer.” Please revise Mr. Rosenberg’s title to also include “Principal Accounting Officer” or “Comptroller,” or explain why this is not appropriate.

Response: Section 6.11 of the Registrant’s Amended and Restated By-Laws states: “The Treasurer shall be the chief financial officer, principal accounting officer, and principal financial officer of the Trust.” For purposes of Section 6(a) of the Securities Act of 1933, Mr. Rosenberg, as the elected Treasurer of the Registrant, is the Principal Accounting Officer of the Registrant.

***************

Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	Andrew DeLorme, Esq.

W. John McGuire, Esq.

Appendix A

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Fund Shares”). This table and the Example below reflect the expenses of the Fund and do not reflect brokerage commissions you may pay on purchases and sales of Fund Shares.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.10%
Distribution and service (12b-1) fees	None
Other expenses[1]	0.00%
Total annual Fund operating expenses	0.10%

[1]	“Other Expenses” are based on estimated amounts for the current fiscal year.

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3
$10	$32